November 22  , 2011

Amanda Ravitz
Assistent Director
Securities and Exchange Commission

Re: Baby All Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 6 , 2011
File No. 333-173302

Dear Ms. Ravitz

Baby All Corp. (“Baby All”) acknowledges receipt of the letter dated  September  20   2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our  Registration Statement (# 4 ) on Form S-1 (the " Amended Draft") and have tracked all changes in the edgarized document for ease of review.

The following is an item-by-item response to the Staff’s comments.We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Baby All is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter followed by our responses

Prospectus Cover Page

1. We note your response to prior comment 1. The amount you state the company will need to raise in this offering “to protect itself from filing under bankruptcy laws” ($78,125) exceeds the amount you have disclosed as proceeds to you if all the offered shares are sold. Please advise and revise your disclosure for clarity.

Response

The amount needed to protect itself from bankruptcy is the amount of the offering plus an amount needed to pay its current liabilities (other than the Directors Loans , and other than the offering costs which are paid from the Gross Proceeds) . We have disclosed in the prospectus ( last line of paragraph 6 on page 15 ) that these liabilities will not be paid from the net proceeds of the offering. This amount has now changed to approximately $84,000 in total due to the increase in current liabilities as of September 30 2011. We have disclosed this more clearly in the related paragraph that these funds need to be raised in addition to the maximum raise from the offering  ($53,500 from the offering + $30,500 for  the repayment of current liabilities )

Risk Factors, page 8

2. We note that you are a newly formed entity with limited operations and that you have no employees other than your current directors and officers. Please revise to include a risk factor regarding the impact of this factor on your internal control over financial reporting. Though you are not currently required to perform an evaluation of your internal control over financial reporting as outlined in Item 308 of Regulation S-K, to the extent that you are aware of any material weaknesses or significant deficiencies in your internal control over financial reporting, you should revise this filing to disclose those items and their potential impact on your financial statements.

Response

Risk Factor # 26 has been added accordingly

General Development, page 16

3. Revise the fourth, fifth and sixth paragraphs of this section to clarify that your statements regarding your product’s performance are merely your beliefs and are not based on actual testing results of your product.

Response

We have revised the related paragraphs accordingly and have added a separate sentence that we have not initiated any actual testing to our patented technology.

4. We note your responses to prior comments 7 and 9. Please revise your disclosure on page 16 to provide a balanced discussion of the drawbacks of your product relative to those of your competitors. For instance, we note that the criticism that a child may not be accustomed to the specific design of a competitor’s pacifier-shaped device would apply equally to your miniature bottle design. In addition, we note that you have not addressed a child’s potentially adverse reaction to the unexpected taste of medicine delivered through a familiar device, including a miniature bottle. Revise your disclosure in the prospectus accordingly.

Response

We have added the following paragraph accordingly to better explain the use of our patented future product rather than of the competitors and have  also related to the adverse reaction of the unexpected taste of the medicine.

“Even very young children, who are familiar to a standard bottle, will be comfortable with a bottle. For children who are exclusively breast-fed, it is possible that our design may not have any advantage over other products on the market.

While our patent design does offer benefits for children who are already familiar with being fed with standard bottles (including design and nipple formulation), our product is similar to all other infant medicine dispensers in regards that it will not alleviate the issue of a child having an adverse reaction to the unexpected taste of the medicine. However, we believe that the child’s negative reaction will be less when administered through a familiar design, such as our product’’

5. With regard to your responses to prior comments 7 and 9, please also tell us, with a view to disclosure, whether the “several devices” that you found during your research included medical bottles and/or bottle and syringe sets similar to your product. We also note your reference on page 5 to six major companies that manufacture baby bottles. Revise your disclosure accordingly.

We have revised the disclosure to read the following paragraph which better explains the research conducted. Regarding Page 5 , this reference does not have any reference to  giving medicine but rather to standard bottle manufacturers.

“Other products currently available on the market include devices shaped to please a child, but none are designed as our product. The market offerings include pacifier-type devices which would be strange for a child that is not accustomed to using a pacifier, or even, specifically, that type of pacifier. Further, there is a device shaped like an elephant. While this will entertain the child, it is not in a form to which the child is accustomed to seeing or putting in his or her mouth. While our research found a medical bottle which included a syringe inside of it in which the medicine is contained, we did not find any device similar to our patented design whereby the medicine is put directly into the device and not through a syringe. We believe that the inclusion of a syringe device inside a familiar bottle/nipple combination may complicate the process of administering the medication. While this process may lessen a child’s negative response to the foreign taste of the medication because the medicine is mixed with formula or some other liquid, it may also require the child to ingest a greater quantity of liquid. Also, it may complicate the cleaning process, requiring more attention from the caregiver at a time when the child may need more attention.

We believe the design of our device makes measuring and administering medication simple and effective because our product has the familiar shape and feel of a standard bottle and nipple, so even very young children are comfortable with the familiarity of the design. As we are interested in finding a third party partner to help us bring our product to the market, Baby All and its product do not yet have any position in the market.”

Competition, page 17

6. We note your response to prior comment 10. Revise this section to disclose the names, rather than just the patent numbers, of your competitors.

Response

We gave added the names of the Patents accordingly in the related paragraphs

Existing or Probable Government Regulations, page 18

7. It remains unclear why you continue to disclose that licensing and manufacturing regulations will not have a direct impact on the company given that the costs and associated burdens of these regulations would appear to have a direct impact on your ability to market and sell your product. Revise your disclosure accordingly.

Response

We have revised the last paragraph in this section accordingly.

8. We note the information contained in your response to prior comment 11. Revise your disclosure, including the summary, risk factors and business sections, to highlight the fact that due to your management’s inexperience you do not know whether your product is subject to the Consumer Product Safety Improvement Act, the FDA approval process or other government regulations and are therefore unable to evaluate whether you or potential third-party manufacturers or licensees may be exposed to penalties and sanctions for noncompliance.

Response

We have added this assertion on page 5, the Summary, at the end of Risk Factor # 8  , and on page 16 , Our Business

Security Ownership and Certain Beneficial Owners and Management, page 26

9. We note that the information in this table is provided “as of June __, 2011.” Update the information here and throughout the prospectus accordingly.

Response

This has been updated to read as of November 22 2011

Notes to Financial Statements, page F-6

Note 6. Income Taxes, page F-9

10. We refer to your disclosure that all tax years are closed by expiration of the statute of limitations. As your business was formed in 2010, please tell us in more detail what you are intending to convey.

11. Further, please revise to disclose any tax years that are still open for examination, similar to your disclosure for the December 31, 2010 notes to financial statements on page F-11. Refer to FASB ASC 740-10-50-15(e).

Response (10 and 11)

The disclosure is a general disclosure. We have added the word ‘”Examination” for clarity in the sentence and have also added that the annual tax return filed for the year ended December 31 2010 is still open for examination .

Response

General

We have updated the prospectus with the information for the September  30 set of FS and have also attached and replaced the June 30 set of FS with the related set of FS of September 30 2011

An updated consent has also been attached

Sincerely,
Efrat Schwartz, President and Director
Baby All Corp

cc: Amanda Ravtz , Securities and Exchange Commission, Division of Corporation Finance - Edgar